Exhibit 99.1

Crescent Point Announces Q1 2023 Results

CALGARY, AB, May 12, 2023 /CNW/ - Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX: CPG) (NYSE: CPG) is pleased to announce its operating and financial results for the quarter ended March 31, 2023.

KEY HIGHLIGHTS

  Closed the strategic acquisition of Alberta Montney assets, which includes 38,000 boe/d and over 20 years of premium inventory.
  Generated $153.4 million of excess cash flow in first quarter, driven by the Company's high netback asset base.
  Returned over 60 percent of excess cash flow to shareholders during first quarter 2023.
  Repurchased 10.5 million shares year-to-date, including 5.1 million shares during first quarter 2023.
  Disciplined 2023 budget is expected to generate significant excess cash flow of $1.1 billion at US$75/bbl WTI.

"This has been a very exciting start to the year for Crescent Point, having announced and closed the strategic acquisition of Alberta Montney assets", said Craig Bryksa, President and CEO of Crescent Point. "This acquisition enhances the depth of our premium inventory, excess cash flow per share and return of capital to shareholders. It also aligns with our long-term strategy to focus on high quality, scalable resource plays that meet our defined asset criteria. We are very excited to operate these assets and see the potential for significant upside through reserves growth, the opportunity to develop a second Montney bench given the significant resource in place and enhanced efficiencies given the similarity and proximity to our Kaybob Duvernay assets."

FINANCIAL HIGHLIGHTS

  Adjusted funds flow totaled $524.9 million during first quarter 2023, or $0.95 per share diluted, driven by a strong operating netback of $44.77 per boe.
  For the quarter ended March 31, 2023, development capital expenditures, which included drilling and development, facilities and seismic costs, totaled $314.2 million.
  Crescent Point's net debt as at March 31, 2023 totaled approximately $1.4 billion, or 0.6 times adjusted funds flow. Subsequent to the quarter, the Company closed its previously announced acquisition of Alberta Montney assets on May 10, 2023, which included a net cash payment of approximately $1.7 billion funded through its existing credit facilities. At closing of the acquisition, Crescent Point's net debt totaled approximately $3.0 billion, or 1.3 times adjusted funds flow, with approximately $850 million of unutilized credit capacity.
  As part of its risk management program, Crescent Point has hedged approximately 30 percent of its oil and liquids production for second and third quarter 2023, net of royalty interest, and approximately 10 percent in fourth quarter. The Company has also hedged a portion of its natural gas production, with hedges extending into 2024. Crescent Point will continue to layer on additional protection in the context of market conditions.
  The Company reported net income of $216.7 million, or $0.39 per share diluted, for the quarter ended March 31, 2023.

RETURN OF CAPITAL HIGHLIGHTS

  Crescent Point's total return of capital to shareholders in first quarter 2023, including the base dividend, was $103.2 million, or over 60 percent of its excess cash flow. This included the repurchase of 5.1 million shares for $48.5 million, which equated to 50 percent of Crescent Point's discretionary excess cash flow.
  Since the end of first quarter, the Company has repurchased an additional 5.4 million shares for $55.1 million for a total of 10.5 million shares year-to-date. The Company has approval to repurchase, for cancellation, up to 54.6 million shares, or 10 percent of its public float, under its normal course issuer bid ("NCIB") which expires on March 8, 2024.
  Subsequent to the quarter, Crescent Point's Board of Directors declared a quarterly cash base dividend of $0.10 per share payable on July 4, 2023, to shareholders of record on June 15, 2023.

OPERATIONAL HIGHLIGHTS

  Average production during first quarter 2023 was 139,280 boe/d, comprised of approximately 80 percent oil and liquids.
  On May 10, 2023, the Company successfully closed the previously announced strategic acquisition of oil and liquids-rich Montney assets in Alberta from Spartan Delta Corp. ("Spartan"). This acquisition was immediately accretive to the Company's adjusted funds flow and excess cash flow per share by 20 percent, further enhancing its overall return of capital profile. These Montney assets are strategically situated in the volatile oil fairway and provide over 20 years of premium drilling locations in the play with full-cycle returns that rank in the top quartile within Crescent Point's portfolio.
  In late first quarter 2023, Spartan brought on stream a single well in the Gold Creek West area of the Alberta Montney play, which achieved an average 30-day initial production ("IP30") rate of approximately 1,900 boe/d (87% light crude oil, 2% NGLs and 11% shale gas). This well is currently exceeding booked type well expectations in the area and is expected to payout in less than six months from the initial on-stream date at current commodity prices. Crescent Point plans to drill approximately 15 wells in the Alberta Montney through the remainder of 2023. The Company will seek to optimize efficiencies in the play by leveraging its expertise in multi-well pad development and knowledge transfer across its asset base.
  In the Kaybob Duvernay, Crescent Point continues its track record of operational execution, delivering strong full-cycle returns that also rank top quartile within its asset portfolio. The Company recently brought on-stream its seventh fully operated multi-well pad, which generated an average IP30 rate of over 1,000 boe/d per well (73% condensate, 8% NGLs and 19% shale gas). This pad is currently exceeding booked type well expectations in the area. Crescent Point plans to add a second rig in the Kaybob Duvernay in fourth quarter 2023 to further accelerate the development of its high-return inventory in the play.
  In late first quarter 2023, Crescent Point hosted a Kaybob Duvernay Analyst Teach-In where the Company highlighted the quality of the asset and the technical evolution of the play alongside Crescent Point's disciplined strategy and operational execution to date. Further information, including a recording of the Analyst Teach-in presentation, can be found on Crescent Point's website.
  As part of its commitment to strong environmental, social and governance ("ESG") practices, the Company expects to release its fifth annual sustainability report in mid-2023 which will include progress updates on greenhouse gas emissions, water management, asset retirement, safety performance and Indigenous engagement. Crescent Point remains on track to meet or exceed its environmental targets, including reducing its Scope 1 and 2 emissions intensity, surface freshwater use and inactive well inventory.
All financial figures are approximate and in Canadian dollars unless otherwise noted. This press release contains forward-looking information and references to specified financial measures. Excess cash flow, adjusted funds flow, adjusted funds flow from operations per share diluted, excess cash flow per share, discretionary excess cash flow, net debt, total return of capital, base dividend, leverage ratio and operating netback are specified financial measures - refer to the Specified Financial Measures section in this press release for further information. Significant related assumptions and risk factors, and reconciliations are described under the Specified Financial Measures and Forward-Looking Statements sections of this press release. Further information breaking down the production information contained in this press release by product type can be found in the Product Type Production Information section.

OUTLOOK

Crescent Point's strategic execution in 2023 has significantly enhanced the quality of its asset portfolio and the strength of its financial outlook. The Company now has 15 years of premium drilling inventory, underpinned by its Kaybob Duvernay, Alberta Montney and low-decline assets in Saskatchewan.

As previously announced on May 8, 2023, Crescent Point temporarily shut-in approximately 45,000 boe/d of production in the Kaybob Duvernay in response to the recent Alberta wildfires. The Company has now restored 85 percent of this production and continues to monitor the wildfires in Alberta, which have not yet fully stabilized. Crescent Point's 2023 annual average production guidance of 160,000 to 166,000 boe/d, weighted 75 percent to oil and liquids, currently remains unchanged as a result of the Company's strong start to the year. In terms of its budget, Crescent Point has entered into a number of agreements to secure a large portion of its drilling and completions services for the balance of 2023, providing further certainty to its annual program and development capital expenditures guidance, which remains unchanged at $1.15 to $1.25 billion.

Crescent Point expects to generate significant excess cash flow in 2023 of approximately $1.1 billion based on its guidance at US$75/bbl WTI. The Company's strong excess cash flow generation is supported by its high-netback asset base and is further enhanced by its significant tax pools. The Company plans to continue to return approximately 60 percent of its excess cash flow to its shareholders, with the remaining portion allocated to its balance sheet. Crescent Point expects to exit the year with a leverage ratio of 1.0 times adjusted funds flow at US$75/bbl WTI and will continue to evaluate non-core dispositions to further strengthen its financial position.

The Company is committed to creating long-term value for shareholders by returning capital and continually enhancing the profitability of the business on a per-share basis.

CONFERENCE CALL DETAILS

Crescent Point management will hold a conference call on Friday, May 12, 2023 at 10:00 a.m. MT (12:00 p.m. ET) to discuss the Company's results and outlook. A slide deck will accompany the conference call and can be found on Crescent Point's website.

Participants can listen to this event online. To join the call without operator assistance, participants may register online by entering their phone number to receive an instant automated call back. Alternatively, the conference call can be accessed with operated assistance by dialing 1–888–390–0605.

The webcast will be archived for replay and can be accessed online at Crescent Point's conference calls and webcasts page. The replay will be available approximately one hour following completion of the call.

Shareholders and investors can also find the Company's most recent investor presentation on Crescent Point's website.

2023 GUIDANCE

Total Annual Average Production (boe/d) (1)	160,000 - 166,000

Capital Expenditures
Development capital expenditures ($ millions)	$1,150 - $1,250
Capitalized administration ($ millions)	$40
Total ($ millions) (2)	$1,190 - $1,290

Other Information for 2023 Guidance
Reclamation activities ($ millions) (3)	$40
Capital lease payments ($ millions)	$20
Annual operating expenses ($/boe)	$13.75 - $14.75
Royalties	13.25% - 13.75%

1)	Total annual average production (boe/d) is comprised of approximately 75% Oil, Condensate & NGLs and 25% Natural Gas
2)	Land expenditures and net property acquisitions and dispositions are not included. Development capital expenditures spend is allocated on an approximate basis as follows: 90% drilling & development and 10% facilities & seismic
3)	Reflects Crescent Point's portion of its expected total budget

RETURN OF CAPITAL OUTLOOK

Base Dividend
Current quarterly base dividend per share	$0.10
Additional Return of Capital
% of discretionary excess cash flow (1)(2)	50%

1)	Discretionary excess cash flow is calculated as excess cash flow less base dividends
2)	This % is part of a framework that targets to return up to 50% of discretionary excess cash flow to shareholders

The Company's unaudited financial statements and management's discussion and analysis for the quarter ended March 31, 2023, will be available on the System for Electronic Document Analysis and Retrieval ("SEDAR") at www.sedar.com, on EDGAR at www.sec.gov/edgar and on Crescent Point's website at www.crescentpointenergy.com

FINANCIAL AND OPERATING HIGHLIGHTS

	Three months ended March 31
(Cdn$ millions except per share and per boe amounts)	2023	2022
Financial
Cash flow from operating activities	473.4	426.1
Adjusted funds flow from operations (1)	524.9	534.0
Per share (1) (2)	0.95	0.92
Net income	216.7	1,183.6
Per share (2)	0.39	2.03
Adjusted net earnings from operations (1)	218.9	240.9
Per share (1) (2)	0.40	0.41
Dividends declared	17.1	(0.2)
Per share (2)	0.0320	—
Net debt (1)	1,436.3	1,775.2
Net debt to adjusted funds flow from operations (1) (3)	0.6	1.0
Weighted average shares outstanding
Basic	548.9	576.9
Diluted	552.7	582.7
Operating
Average daily production
Crude oil and condensate (bbls/d)	92,695	92,971
NGLs (bbls/d)	17,970	17,039
Natural gas (mcf/d)	171,692	136,667
Total (boe/d)	139,280	132,788
Average selling prices (4)
Crude oil and condensate ($/bbl)	94.21	113.66
NGLs ($/bbl)	38.23	47.84
Natural gas ($/mcf)	4.26	5.55
Total ($/boe)	72.88	91.43
Netback ($/boe)
Oil and gas sales	72.88	91.43
Royalties	(9.93)	(12.25)
Operating expenses	(15.35)	(14.12)
Transportation expenses	(2.83)	(2.73)
Operating netback (1)	44.77	62.33
Realized loss on commodity derivatives	(0.59)	(13.84)
Other (5)	(2.31)	(3.81)
Adjusted funds flow from operations netback (1)	41.87	44.68
Capital Expenditures
Capital acquisitions (6)	372.0	0.9
Capital dispositions (6)	(2.6)	(2.9)
Development capital expenditures
Drilling and development	280.5	188.2
Facilities and seismic	33.7	16.1
Total	314.2	204.3
Land expenditures	1.3	5.7

(1)	Specified financial measure that does not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other entities. Refer to the Specified Financial Measures section for further information.
(2)	The per share amounts (with the exception of dividends per share) are the per share – diluted amounts.
(3)	Net debt to adjusted funds flow from operations is calculated as the period end net debt divided by the sum of adjusted funds flow from operations for the trailing four quarters.
(4)	The average selling prices reported are before realized derivatives and transportation.
(5)	Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.
(6)	Capital acquisitions and dispositions represent total consideration for the transactions, including long-term debt and working capital assumed, and exclude transaction costs.

Specified Financial Measures

Throughout this press release, the Company uses the terms "adjusted funds flow" (equivalent to "adjusted funds flow from operations"), "adjusted funds flow from operations per share - diluted", "adjusted net earnings from operations", "adjusted net earnings from operations per share - diluted", "total return of capital", "excess cash flow", "excess cash flow per share", "discretionary excess cash flow", "base dividends", "net debt", "net debt to adjusted funds flow" (equivalent to "net debt to adjusted funds flow from operations" and "leverage ratio"), "total operating netback", "total netback", "operating netback", "netback", "adjusted funds flow from operations netback" and "adjusted working capital (surplus) deficiency". These terms do not have any standardized meaning as prescribed by IFRS and, therefore, may not be comparable with the calculation of similar measures presented by other issuers. For information on the composition of these measures and how the Company uses these measures, refer to the Specified Financial Measures section of the Company's MD&A for the period ended March 31, 2023, which section is incorporated herein by reference, and available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.

Adjusted funds flow from operations netback is a non-GAAP financial ratio and is calculated as adjusted funds flow from operations divided by total production. Adjusted funds flow from operations netback is a common metric used in the oil and gas industry and is used to measure operating results on a per boe basis.

The following table reconciles oil and gas sales to total operating netback, total netback and adjusted funds flow from operations netback:

	Three months ended March 31
($ millions)	2023	2022	% Change
Oil and gas sales	913.6	1,092.7	(16)
Royalties	(124.5)	(146.4)	(15)
Operating expenses	(192.4)	(168.7)	14
Transportation expenses	(35.5)	(32.6)	9
Total operating netback	561.2	745.0	(25)
Realized loss on commodity derivatives	(7.4)	(165.4)	(96)
Total netback	553.8	579.6	(4)
Other (1)	(28.9)	(45.6)	(37)
Total adjusted funds flow from operations netback	524.9	534.0	(2)

(1)	Other includes net purchased products, general and administrative expenses, interest on long-term debt, foreign exchange, cash-settled share-based compensation and certain cash items and excludes transaction costs, foreign exchange on US dollar long-term debt and certain non-cash items.

The following table reconciles dividends declared to base dividends:

	Three months ended March 31
($ millions)	2023	2022	% Change
Dividends declared (1)	17.1	(0.2)	(8,650)
Dividend timing adjustment (2)	55.1	26.1	111
Special dividends	(17.5)	—	100
Base dividends	54.7	25.9	111

(1)	Includes the impact of shares repurchased for cancellation under the NCIB on dividends payable.
(2)	Dividends declared where the declaration date and record date are in different periods.

The following table reconciles cash flow from operating activities to adjusted funds flow from operations, excess cash flow and discretionary excess cash flow:

	Three months ended March 31
($ millions)	2023	2022	% Change
Cash flow from operating activities	473.4	426.1	11
Changes in non-cash working capital	39.8	101.4	(61)
Transaction costs	1.8	0.1	1,700
Decommissioning expenditures (1)	9.9	6.4	55
Adjusted funds flow from operations	524.9	534.0	(2)
Capital expenditures	(327.4)	(226.8)	44
Payments on lease liability	(5.3)	(5.1)	4
Decommissioning expenditures	(9.9)	(6.4)	55
Unrealized loss on equity derivative contracts	(27.5)	(6.2)	344
Other items	(1.4)	(0.2)	600
Excess cash flow	153.4	289.3	(47)
Base dividends	(54.7)	(25.9)	111
Discretionary excess cash flow	98.7	263.4	(63)

(1)	Excludes amounts received from government grant programs.

Adjusted funds flow from operations per share - diluted is a supplementary financial measure and is calculated as adjusted funds flow from operations divided by the number of weighted average diluted shares outstanding.

The following table reconciles adjusted working capital (surplus) deficiency:

($ millions)	March 31, 2023	December 31, 2022	% Change
Accounts payable and accrued liabilities	460.9	448.2	3
Dividends payable	54.7	99.4	(45)
Long-term compensation liability (1)	85.0	59.2	44
Cash	(15.0)	(289.9)	(95)
Accounts receivable	(365.7)	(327.8)	12
Prepaids and deposits (2)	(140.0)	(84.2)	66
Adjusted working capital (surplus) deficiency	79.9	(95.1)	(184)

(1)	Includes current portion of long-term compensation liability and is net of equity derivative contracts.
(2)	Includes deposit on acquisition.

The following table reconciles long-term debt to net debt:

($ millions)	March 31, 2023	December 31, 2022	% Change
Long-term debt (1)	1,547.5	1,441.5	7
Adjusted working capital (surplus) deficiency	79.9	(95.1)	(184)
Unrealized foreign exchange on translation of US dollar long-term debt	(191.1)	(191.7)	—
Net debt	1,436.3	1,154.7	24

(1)	Includes current portion of long-term debt.

The following table reconciles net income to adjusted net earnings from operations:

	Three months ended March 31
($ millions)	2023	2022	% Change
Net income	216.7	1,183.6	(82)
Amortization of E&E undeveloped land	2.6	6.6	(61)
Impairment reversal	—	(1,484.9)	(100)
Unrealized derivative losses	3.9	313.2	(99)
Unrealized foreign exchange gain on translation of hedged US dollar long-term debt	(0.6)	(19.3)	(97)
Net gain on capital dispositions	(2.0)	(2.9)	(31)
Deferred tax adjustments	(1.7)	244.6	(101)
Adjusted net earnings from operations	218.9	240.9	(9)

Total return of capital is a supplementary financial measure and is comprised of base dividends, special dividends and share repurchases, adjusted for the timing of special dividend payments.

Excess cash flow per share is a non-GAAP ratio calculated as excess cash flow divided by the number of shares outstanding. Excess cash flow per share presents a measure of financial performance to assess the ability of the Company to finance dividends, potential share repurchases, debt repayments and returns-based growth. This measure is based on current shares outstanding.

Excess cash flow forecasted for 2023 is a forward-looking non-GAAP measure and is calculated consistently with the measures disclosed in the Company's MD&A. Refer to the Specified Financial Measures section of the Company's MD&A for the period ended March 31, 2023.

Management believes the presentation of the specified financial measures above provide useful information to investors and shareholders as the measures provide increased transparency and the ability to better analyze performance against prior periods on a comparable basis.

Forward-Looking Statements

Any "financial outlook" or "future oriented financial information" in this press release, as defined by applicable securities legislation has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Certain statements contained in this press release constitute "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934 and "forward-looking information" for the purposes of Canadian securities regulation (collectively, "forward-looking statements"). The Company has tried to identify such forward-looking statements by use of such words as "could", "should", "can", "anticipate", "expect", "believe", "will", "may", "intend", "projected", "sustain", "continues", "strategy", "potential", "projects", "grow", "take advantage", "estimate", "well-positioned" and other similar expressions, but these words are not the exclusive means of identifying such statements.

In particular, this press release contains forward-looking statements pertaining, among other things, to the following; disciplined 2023 budget expected to generate significant excess cash flow of $1.1 billion at US$75/bbl WTI; benefits of the strategic acquisition of Alberta Montney assets (the "Acquisition", including, but not limited to: over 20 years of premium drilling locations with full-cycle returns that rank in the top quartile within Crescent Point's portfolio, excess cash flow per share and return of capital to shareholders, long-term strategy, the potential for significant upside through reserves growth, the opportunity to develop a second Montney bench given the significant resource in place, and enhanced efficiencies; timing and extent of hedges; a certain well in the Montney, and the seventh fully operated Kaybob Duvernay multi-well pad, expected to payout in less than six months from the initial on-stream date at current commodity prices; Crescent Point plans to drill approximately 15 wells in the Alberta Montney through the remainder of 2023; optimizing efficiencies in the Alberta Montney play; plans to add a second rig in the Kaybob Duvernay in fourth quarter 2023; the Company expects to release its fifth annual sustainability report in mid-2023; Crescent Point remains on track to meet or exceed its environmental targets, including a reduction in its Scope 1 and 2 emissions intensity, surface freshwater use and inactive well inventory; 15 years of Company premium inventory drilling; the Company's 2023 annual average production guidance; Crescent Point expects to generate significant excess cash flow of approximately $1.1 billion based on its 2023 guidance at US$75/bbl WTI; significant tax pools; continuing to return approximately 60 percent of excess cash flow to shareholders, with the remaining portion allocated to balance sheet; exiting the year with a leverage ratio of less than 1.0 times adjusted funds flow at US$75/bbl WTI; the impact of Alberta wildfires on production and capital expenditures, among other matters, and timing for production restoration; potential to meet 2023 annual average production guidance; commitment to creating long-term value for shareholders by returning capital and continually enhancing the profitability of the business on a per-share basis; 2023 guidance including: expected total annual average production, oil and liquids weighting, capital expenditures (including development capital expenditures and capitalized administration) and other information for 2023 guidance including reclamation activities, capital lease payments, annual operations expenses and royalties; and the Company's return of capital outlook, including base dividend and additional returns of capital (% of discretionary excess cash flow).

Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. Actual reserve values may be greater than or less than the estimates provided herein. Unless otherwise noted, reserves referenced herein are given as at December 31, 2022. Also, estimates of reserves and future net revenue for individual properties may not reflect the same confidence level as estimates and future net revenue for all properties due to the effect of aggregation. All required reserve information for the Company is contained in its Annual Information Form for the year ended December 31, 2022 and material change reported dated April 6, 2023, which is accessible at www.sedar.com.

With respect to disclosure contained herein regarding resources other than reserves, there is uncertainty that it will be commercially viable to produce any portion of the resources and there is significant uncertainty regarding the ultimate recoverability of such resources.

All forward-looking statements are based on Crescent Point's beliefs and assumptions based on information available at the time the assumption was made. Crescent Point believes that the expectations reflected in these forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this report should not be unduly relied upon. By their nature, such forward-looking statements are subject to a number of risks, uncertainties and assumptions, which could cause actual results or other expectations to differ materially from those anticipated, expressed or implied by such statements, including those material risks discussed in the Company's Annual Information Form for the year ended December 31, 2022 under "Risk Factors" and our Management's Discussion and Analysis for the year ended December 31, 2022, and for the quarter ended March 31, 2023, under the headings "Risk Factors" and "Forward-Looking Information". The material assumptions are disclosed in the Management's Discussion and Analysis for the three months ended March 31, 2023, under the headings "Overview", "Commodity Derivatives", "Liquidity and Capital Resources", "Guidance", "Royalties" and "Operating Expenses". In addition, risk factors include: financial risk of marketing reserves at an acceptable price given market conditions; volatility in market prices for oil and natural gas, decisions or actions of OPEC and non-OPEC countries in respect of supplies of oil and gas; delays in business operations or delivery of services due to pipeline restrictions, rail blockades, outbreaks, blowouts and business closures; the risk of carrying out operations with minimal environmental impact; industry conditions including changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced; uncertainties associated with estimating oil and natural gas reserves; risks and uncertainties related to oil and gas interests and operations on Indigenous lands; economic risk of finding and producing reserves at a reasonable cost; uncertainties associated with partner plans and approvals; operational matters related to non-operated properties; increased competition for, among other things, capital, acquisitions of reserves and undeveloped lands; competition for and availability of qualified personnel or management; incorrect assessments of the value and likelihood of acquisitions and dispositions, and exploration and development programs; unexpected geological, technical, drilling, construction, processing and transportation problems; the impact of severe weather events; availability of insurance; fluctuations in foreign exchange and interest rates; stock market volatility; general economic, market and business conditions, including uncertainty in the demand for oil and gas and economic activity in general and as a result of the COVID-19 pandemic; changes in interest rates and inflation; uncertainties associated with regulatory approvals; geopolitical conflicts, including the Russian invasion of Ukraine; uncertainty of government policy changes; the impact of the implementation of the Canada-United States-Mexico Agreement; uncertainty regarding the benefits and costs of dispositions; failure to complete acquisitions and dispositions; uncertainties associated with credit facilities and counterparty credit risk; changes in income tax laws, tax laws, crown royalty rates and incentive programs relating to the oil and gas industry; the wide-ranging impacts of the COVID-19 pandemic, including on demand, health and supply chain; and other factors, many of which are outside the control of the Company. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Crescent Point's future course of action depends on management's assessment of all information available at the relevant time.

Included in this presentation are Crescent Point's 2023 guidance in respect of capital expenditures and average annual production and 2023 expectations, which are based on various assumptions as to production levels, commodity prices and other assumptions and are provided for illustration only and are based on budgets and forecasts that have not been finalized and are subject to a variety of contingencies including prior years' results. To the extent such estimates constitute a "financial outlook" or "future oriented financial information" in this presentation, as defined by applicable securities legislation, such information has been approved by management of Crescent Point. Such financial outlook or future oriented financial information is provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Additional information on these and other factors that could affect Crescent Point's operations or financial results are included in Crescent Point's reports on file with Canadian and U.S. securities regulatory authorities. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed herein or otherwise. Crescent Point undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required to do so pursuant to applicable law. All subsequent forward-looking statements, whether written or oral, attributable to Crescent Point or persons acting on the Company's behalf are expressly qualified in their entirety by these cautionary statements.

Product Type Production Information

The Company's aggregate average production for the three months ended March 31, 2023 and March 31, 2022 and the references to "natural gas" and "crude oil", reported in this Press Release consist of the following product types, as defined in NI 51-101 and using a conversion ratio of 6 mcf : 1 bbl where applicable:

	Three months ended March 31
	2023	2022
Light & Medium Crude Oil (bbl/d)	12,879	15,365
Heavy Crude Oil (bbl/d)	4,010	4,034
Tight Oil (bbl/d)	53,184	55,837
Total Crude Oil (bbl/d)	70,073	75,236

NGLs (bbl/d)	40,592	34,774

Shale Gas (mcf/d)	161,459	126,622
Conventional Natural Gas (mcf/d)	10,233	10,045
Total Natural Gas (mcf/d)	171,692	136,667

Total (boe/d)	139,280	132,788

The Montney assets' production of 38,000 boe/d consists of 40% light crude oil, 13% NGLs and 47% shale gas.

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf : 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of oil, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

This press release references over 20 years of inventory in the Montney play and approximately 15 years of premium locations in corporate inventory, which amounts include booked and unbooked locations. The Company's ability to drill and develop unbooked locations and the drilling locations on which the Company actually drills wells depends on a number of uncertainties and factors, including, but not limited to, the availability of capital, equipment and personnel, oil and natural gas prices, costs, inclement weather, seasonal restrictions, drilling results, additional geological, geophysical and reservoir information that is obtained, production rate recovery, gathering system and transportation constraints, the net price received for commodities produced, regulatory approvals and regulatory changes.  As a result of these uncertainties, there can be no assurance that the potential future drilling locations that the Company has identified will ever be drilled and, if drilled, that such locations will result in additional crude oil, natural gas or NGLs produced. As such, the Company's actual drilling activities may differ materially from those presently identified, which could adversely affect the company's business.

This press release contains metrics commonly used in the oil and natural gas industry, including "netback" and "payout". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies and, therefore, should not be used to make comparisons. Readers are cautioned as to the reliability of oil and gas metrics used in this press release. Management uses these oil and gas metrics for its own performance measurements and to provide investors with measures to compare the Company's performance over time; however, such measures are not reliable indicators of the Company's future performance, which may not compare to the Company's performance in previous periods, and therefore should not be unduly relied upon. Netback is used by management to measure operating results on a per boe basis to better analyze performance against prior periods on a comparable basis. Payout is the point at which all costs associated with leasing, exploring, drilling and operating have been recovered from the production of a well. It is an indication of profitability. In this press release payout is based upon the booked 2P type-well data prepared by McDaniel & Associates Consultants Ltd. having an effective date of December 31, 2022.

Initial production is for a limited time frame only (30 days) and may not be indicative of future performance.

NI 51-101 includes condensate within the natural gas liquids (NGLs) product type. The Company has disclosed condensate as combined with crude oil and/or separately from other natural gas liquids in this press release since the price of condensate as compared to other natural gas liquids is currently significantly higher and the Company believes that this crude oil and condensate presentation provides a more accurate description of its operations and results.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020  Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB  T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

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SOURCE Crescent Point Energy Corp.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2023/12/c1698.html

%CIK: 0001545851

CO: Crescent Point Energy Corp.

CNW 06:30e 12-MAY-23